April 6, 2026

J. Bryan Kitchen
Chief Executive Officer
Ascent Industries Co.
20 N. Martingale Rd, Suite 430
Schaumburg, IL 60173

       Re: Ascent Industries Co.
           Registration Statement on Form S-3
           Filed March 31, 2026
           File No. 333-294778
Dear J. Bryan Kitchen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Larry C. Tomlin, Esq.